UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
 _________________________________________
SCHEDULE 13G
(Rule 13d-102)
(Amendment No.  )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

 _________________________________________

SEMrush Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)
81686C104
(CUSIP Number)
March 31, 2021
(Date of Event Which Requires Filing of this Statement)

  _________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 81686C104

1	NAME OF REPORTING PERSONS Ancient Art, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,416,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,416,897

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.2% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 81686C104

1	NAME OF REPORTING PERSONS Trango II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,416,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,416,897

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.2% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 81686C104

1	NAME OF REPORTING PERSONS Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,416,897
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,416,897

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,897
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.2% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

 SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) relates to shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of SEMrush Holdings, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Teton Capital Partners, L.P. (the “Fund”), (ii) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of Ancient Art, and (iii) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). All shares of Class A Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.
SEMrush Holdings, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
800 Boylston Street, Suite 2475
Boston, MA 02199

Item 2(a)	Name of Person Filing.
(i) Ancient Art, L.P. (“Ancient Art”), (ii) Trango II, L.L.C. (“Trango”) and (iii) Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
500 West 5th Street, Suite 1110
Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.
Ancient Art is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.
Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”).

Item 2(e)	CUSIP Number.
81686C104

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item	4 Ownership.

(a)	The Reporting Persons may be deemed the beneficial owner of 2,416,897 shares of Class A Common Stock held by the Fund.

(b)
The Reporting Persons may be deemed the beneficial owners of 24.2% of the Issuer’s outstanding shares of Class A Common Stock. This percentage was calculated by dividing (i) 2,416,897, the number of shares of Class A Common Stock held by the Fund, by (ii) 10,000,000, the number shares of Class A Common Stock issued and outstanding as of March 29, 2021, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on March 25, 2021.

(c)	The Reporting Persons have the shared power to vote and dispose of the 2,416,897 shares of Class A Common Stock held by Fund.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons dated as of April 14, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2021

Ancient Art, L.P.

By:  Trango II, L.L.C., its general partner

By:       /s/ Quincy J. Lee
Name:  Quincy J. Lee
        Title:     Manager

Trango II, L.L.C.

By: /s/ Quincy J. Lee
Name:       Quincy J. Lee
Title:          Manager

/s/ Quincy J. Lee
Quincy J. Lee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.00001 per share, of SEMrush Holdings, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 14, 2021.

Ancient Art, L.P.

By:  Trango II, L.L.C., its general partner

By:       /s/ Quincy J. Lee
Name:  Quincy J. Lee
        Title:     Manager

Trango II, L.L.C.

By: /s/ Quincy J. Lee
Name:         Quincy J. Lee
Title:             Manager

/s/ Quincy J. Lee
Quincy J. Lee